UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432

B1636FFB Olivos, Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated May 4, 2016 titled “Arcos Dorados Reports First Quarter 2016 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: May 4, 2016

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS FIRST QUARTER 2016 FINANCIAL RESULTS

Achieved comparable sales growth of 15.9% and strong Adjusted EBITDA margin expansion on a consolidated level

Montevideo, Uruguay, May 4, 2016 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today reported unaudited results for the first quarter ended March 31, 2016.

First Quarter 2016 Key Results

•	As reported consolidated revenues were $658.5 million, a 15.0% decline versus the first quarter of 2015. On a constant currency basis[1] and excluding Venezuela, consolidated revenues grew 12.2%.

•	Systemwide comparable sales increased by 15.9% year-over-year.

•	Adjusted EBITDA was $48.2 million, or 15.2% higher year-over-year. Constant currency Adjusted EBITDA excluding Venezuela increased by 38.1% versus the prior year quarter.

•	Consolidated Adjusted EBITDA margin expanded by almost 200 basis points.

•	As reported General and Administrative expenses (G&A) decreased by $16.7 million, or 25.5% year-over-year.

•	As reported net income was $16.1 million, compared to a net loss of $28.2 million in the same period last year.

“During the first quarter, we continued making progress on our strategic plan to deliver a more streamlined and efficient operation with a strengthened balance sheet. Strong Adjusted EBITDA margin expansion during the first quarter demonstrated the leverage we have created through a leaner cost structure. Our efforts to increase revenue growth are ongoing, as we continue to face unpredictable geopolitical and macroeconomic conditions in some of our key markets. At the same time, proceeds from the monetization of certain real estate assets will reduce net debt and strengthen our capital structure. We are on track to achieve the targets outlined in our strategic plan, which positions Arcos Dorados at the forefront of the next cycle of economic growth in Latin America,” said Sergio Alonso, Chief Executive Officer of Arcos Dorados.

1 For a definition of constant currency results please refer to page 14 of this document.

First Quarter 2016 Results2

Consolidated

Figure 1. AD Holdings Inc Consolidated: Key Financial Results

(In millions of U.S. dollars, except as noted)

	1Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,119			2,136	0.8%

Sales by Company-operated Restaurants	743.5	(228.7)	116.3	631.0	-15.1%	15.6%
Revenues from franchised restaurants	31.6	(12.1)	8.0	27.5	-12.9%	25.5%
Total Revenues	775.1	(240.9)	124.3	658.5	-15.0%	16.0%
Systemwide Comparable Sales					15.9%
Adjusted EBITDA	41.9	(21.5)	27.9	48.2	15.2%	66.6%
Adjusted EBITDA Margin	5.4%			7.3%
Net income (loss) attributable to AD	(28.2)	(12.4)	56.7	16.1	156.9%	200.8%
No. of shares outstanding (thousands)	210,216			210,539
EPS (US$/Share)	(0.13)			0.08

(1Q16 = 1Q15 + Currency Translation + Constant Currency Growth). Refer to “Definitions” section for further detail.

The 15.0% decline in Arcos Dorados’ first quarter as reported revenues resulted from the depreciation of local currencies, mainly in Brazil and Argentina. Constant currency revenue growth of 16.0% was driven by a 15.9% expansion in systemwide comparable sales, due to average check growth above the blended inflation rate. The increase in average check was partially offset by a low-single digit decline in traffic. The net addition of 17 restaurants during the last 12-month period contributed $7.1 million to constant currency revenue growth.

2 As from January 1, 2016, the Company made changes in the allocation of certain expenses previously included in the corporate segment to the operating divisions in order to align the financial statement presentation with the revised allocation used by the Company´s management as from that date. In accordance with ASC 280, Segment Reporting, the Company has restated its comparative segment information based on the new allocation of expenses.

Adjusted EBITDA ($ million)

Breakdown of main variations contributing to 1Q16 Adjusted EBITDA

*Net impact of: Currency Translation (-$4.1 million) and Constant Currency Growth ($9.8 million).

First quarter consolidated Adjusted EBITDA increased 15.2% as constant currency growth more than offset the currency translation impact, mainly in Brazil, Argentina and Venezuela. Three of the four divisions, as well as the Corporate segment, contributed positively to Adjusted EBITDA variance during the quarter. SLAD’s Adjusted EBITDA declined due to margin contraction and the significant devaluation of the Argentine peso versus the year-ago quarter.

The Adjusted EBITDA margin expanded by almost 200 basis points to 7.3%, supported by margin expansion in all divisions except SLAD. The key drivers for margin expansion were efficiencies in Payroll and G&A expenses, which were partially offset by higher Food and Paper (F&P) costs as a percentage of sales.

As reported, consolidated G&A decreased by more than 100 basis points as a percentage of sales. Importantly, G&A decreased by 1.4% year-over-year on a constant currency basis, reflecting the efficiencies related to the reorganization plan implemented in the fourth quarter of 2015 as well as some non-recurring expenses in the prior year quarter, which more than offset inflation-driven growth in Argentine peso denominated corporate expenses.

Consolidated – excluding Venezuela

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	1Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	1,983			2,002	1.0%

Sales by Company-operated Restaurants	730.9	(202.1)	88.5	617.4	-15.5%	12.1%
Revenues from franchised restaurants	30.5	(9.0)	4.3	25.9	-15.1%	14.2%
Total Revenues	761.5	(211.0)	92.9	643.3	-15.5%	12.2%
Systemwide Comparable Sales					10.8%
Adjusted EBITDA	47.4	(17.4)	18.1	48.0	1.4%	38.1%
Adjusted EBITDA Margin	6.2%			7.5%
Net income (loss) attributable to AD	(3.4)	(3.7)	28.6	21.5	730.7%	839.2%
No. of shares outstanding (thousands)	210,216			210,539
EPS (US$/Share)	(0.02)			0.10

Excluding the Company’s Venezuelan operation, as reported revenues declined by 15.5% year-over-year. The decrease primarily reflects the depreciation of the Brazilian real and the Argentine peso as well as the currencies of several other countries in the Company’s territory. On a constant currency basis, revenues increased 12.2% in the first quarter. Systemwide comparable sales increased 10.8%, driven by average check growth above the blended inflation rate, partially offset by a low-single digit decline in traffic.

Adjusted EBITDA increased 1.4% on an as reported basis, and 38.1% in constant currency terms. The Adjusted EBITDA margin expanded by more than 120 basis points to 7.5%. The result reflects efficiencies in G&A expenses, Payroll costs and Occupancy and Other Operating expenses, partially offset by higher F&P costs as a percentage of sales.

Non-operating Results

Non-operating results for the first quarter reflected a $16.7 million foreign currency exchange gain, versus a loss of $23.7 million last year. The appreciation of the Brazilian real from the previous quarter end generated a gain related to intercompany balances, partially offset by a loss on BRL-denominated long-term debt. The opposite effect was recorded in the first quarter of 2015. In addition, the Company recorded lower FX losses year-over-year related to the Venezuela devaluation effect. Net interest expense decreased $2.1 million year-over-year to $14.3 million in the quarter, due to lower US dollar interest payments on the 2016 notes.

The Company reported an income tax expense of $8.3 million in the quarter, compared to an income tax benefit of $6.6 million in the prior year period.

First quarter net income attributable to the Company totaled $16.1 million, compared to a net loss of $28.2 million in the same period of 2015. The improvement reflects stronger operating results coupled with a positive variance in FX results and lower net interest expense, partially offset by a negative variance in income tax expense. Importantly, last year’s operating result was impacted by a $7.8 million non-recurring impairment charge on Venezuelan fixed assets.

The Company reported earnings per share of $0.08 in the first quarter of 2016, compared to a basic net loss per share of $0.13 in the previous corresponding period. Total weighted average shares for the first quarter of 2016 were 210,538,896, as compared to 210,216,043 in the first quarter of 2015.

Analysis by Division:

Brazil Division

Figure 3. Brazil Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	1Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	867			883	1.8%

Total Revenues	365.9	(107.2)	29.9	288.6	-21.1%	8.2%
Systemwide Comparable Sales					7.8%
Adjusted EBITDA	35.2	(13.9)	14.0	35.3	0.1%	39.6%
Adjusted EBITDA Margin	9.6%			12.2%

Brazil’s as reported revenues decreased by 21.1%, as the 36% year-over-year average depreciation of the Brazilian real more than offset 7.8% comparable sales growth and the contribution of new restaurant openings. Excluding the depreciation of the Brazilian real, revenues in constant currency increased 8.2% year-over-year. Systemwide comparable sales were driven by average check growth above inflation, which was partially offset by a mid-single digit decline in traffic.

Marketing activities in the quarter included the Big Tasty promotion and the successful introduction of the premium ClubHouse burger from the McDonald’s signature line, the quarter-pounder with cheese in the affordability platform and Peanuts in the Happy Meal. The dessert category continued to perform well this quarter with the McFlurry Trufado Kopenhagen and the McFlurry Amor aos Pedaços.

The net addition of 16 restaurants during the last 12-month period, of which over 70% were free-standing units that deliver a full experience to the Company’s customers and multiple revenue generating opportunities, contributed $1.2 million to revenues on a constant currency basis during the quarter.

Adjusted EBITDA was broadly stable year-over-year as 39.6% constant currency growth was offset by the currency translation impact. The Adjusted EBITDA margin expanded by more than 250 basis points to 12.2%, as efficiencies in Payroll, G&A, and Occupancy and Other Operating expenses more than offset increases in F&P costs as a percentage of sales.

NOLAD

Figure 4. NOLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	1Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	512			516	0.8%

Total Revenues	86.5	(7.6)	6.3	85.3	-1.4%	7.3%
Systemwide Comparable Sales					3.6%
Adjusted EBITDA	5.3	0.1	2.2	7.6	44.0%	41.5%
Adjusted EBITDA Margin	6.1%			9.0%

NOLAD’s as reported revenues decreased by 1.4% year-over-year, mainly due to the 21% year-over-year average depreciation of the Mexican peso. On a constant currency basis, however, revenues increased 7.3% year-over-year. Systemwide comparable sales increased 3.6%, driven by average check growth above inflation, partially offset by slightly negative traffic.

Marketing initiatives in the quarter included a Quarter Pounder line extension, the Peanuts Happy Meal, as well as the McFlurry M&M’s.

The net addition of 4 restaurants during the last 12-month period contributed $2.6 million to revenues in constant currency.

Adjusted EBITDA increased by 44.0%, or 41.5% on a constant currency basis. Building on improved operational performance and productivity, as well as leading positions within its core markets, the NOLAD division delivered another quarter of margin expansion. The Adjusted EBITDA margin expanded by more than 280 basis points to 9.0% in the first quarter, driven by efficiencies in all key cost items.

SLAD

Figure 5. SLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	1Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	382			382	0.0%

Total Revenues	222.0	(89.2)	54.2	187.0	-15.7%	24.4%
Systemwide Comparable Sales					23.6%
Adjusted EBITDA	23.4	(8.3)	1.4	16.5	-29.4%	6.2%
Adjusted EBITDA Margin	10.5%			8.8%

The SLAD division’s as reported revenues decreased by 15.7% mainly due to the 66% year-over-year average depreciation of the Argentine peso, as well as the depreciation of other currencies in the division. On a constant currency basis, however, revenues increased 24.4% year-over-year and were in line with the division’s blended inflation rate. Systemwide comparable sales increased 23.6%, driven by average check growth and a low-single digit increase in traffic.

Marketing activities in the quarter included the introduction of the premium ClubHouse burger from the McDonald’s signature line in the division’s key markets. The Peanuts Happy Meal and McFlurry Suflair Duo in the dessert category also supported sales performance.

The balance between restaurant openings and closures during the last 12-month period, which are excluded from the comparable sales calculation, contributed $3.3 million to revenues in constant currency in the quarter.

Adjusted EBITDA decreased 29.4% and rose 6.2% in constant currency terms. The Adjusted EBITDA margin contracted by 170 basis points to 8.8%, driven by higher F&P and Payroll costs, partially offset by efficiencies in G&A, and Occupancy expenses from franchised restaurants. F&P costs rose as a percentage of sales in the quarter primarily due to a shift in mix related to the Company’s focus on promotional activity in Argentina, as well as input cost increases as a result of currency depreciation in the Argentine operation.

Caribbean Division

Figure 6. Caribbean Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	1Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	358			355	-0.8%

Total Revenues	100.6	(36.9)	33.9	97.6	-3.0%	33.7%
Systemwide Comparable Sales					45.1%
Adjusted EBITDA	(2.7)	(3.9)	9.1	2.5	190.0%	332.8%
Adjusted EBITDA Margin	-2.7%			2.5%

The Caribbean division’s as reported revenues declined by 3.0%, due largely to the remeasurement of the results of the Venezuelan operation at a weaker year-over-year average exchange rate as well as the depreciation of the Colombian peso. Excluding the currency impact, revenues in constant currency rose 33.7% year-over-year. Systemwide comparable sales increased by 45.1%, with inflation-driven average check growth more than offsetting a mid-single digit decrease in traffic. Volumes in the division remain impacted by the challenging macroeconomic environments in Venezuela and Puerto Rico.

Marketing initiatives in the quarter included the launch of the premium ClubHouse burger in Colombia, the Peanuts Happy Meal in most markets and the McFlurry Brownie in Puerto Rico.

The Company closed four underperforming restaurants, against one opening, in the Caribbean division over the twelve-month period, with a negligible net contribution to revenues in constant currency in the quarter from these restaurants.

Adjusted EBITDA totaled $2.5 million in the first quarter, compared with negative $2.7 million in the first quarter of 2015. Last year’s operating results were impacted by a change in the Venezuelan exchange rate, including a write down of certain inventories. The Adjusted EBITDA margin expanded to 2.5% from negative 2.7%, driven by lower F&P and Payroll costs, coupled with efficiencies in G&A expenses.

Caribbean Division – excluding Venezuela

Figure 7. Caribbean Division - Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	1Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	222			221	-0.5%

Total Revenues	87.0	(7.1)	2.4	82.4	-5.3%	2.8%
Systemwide Comparable Sales					1.9%
Adjusted EBITDA	1.9	0.2	0.2	2.3	19.7%	9.7%
Adjusted EBITDA Margin	2.2%			2.8%

As reported revenues in the Caribbean division, excluding Venezuela, decreased by 5.3% versus the prior-year period, mainly due to the depreciation of the Colombian peso. Excluding currency movements, constant currency revenues increased 2.8% year-over-year, supported by the strong performance of the Colombian operation. Comparable sales increased by 1.9%, driven by average check growth and slightly positive traffic, despite the difficult macroeconomic environment in Puerto Rico.

The Adjusted EBITDA totaled $2.3 million, compared to $1.9 million in the same period of 2015. Adjusted EBITDA margin expanded by almost 60 basis points to 2.8%, mainly driven by efficiencies in Occupancy and Other Operating expenses, as well as G&A, as a percentage of revenues.

New Unit Development

Figure 8. Total Restaurants (eop)*

	March 2016	December 2015	September 2015	June 2015	March 2015
Brazil	883	883	869	871	867
NOLAD	516	518	514	511	512
SLAD	382	384	383	383	382
Caribbean	355	356	356	355	358
TOTAL	2,136	2,141	2,122	2,120	2,119
LTM Net Openings	17	20	36	45	50

* Considers Company-operated and franchised restaurants at period-end

The Company opened 32 new restaurants during the twelve-month period ended March 31, 2016, resulting in a total of 2,136 restaurants. Also during the period, the Company added 136 Dessert Centers and 1 McCafé, bringing the totals to 2,628 and 319, respectively.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were $266.1 million at March 31, 2016. The Company’s total financial debt (including derivative instruments) was $847.4 million. Net debt was $581.2 million and the Net Debt/Adjusted EBITDA ratio was 2.5x at March 31, 2016.

Net cash used in operating activities was $18.9 million in the first quarter of 2016, while cash provided by financing activities amounted to $159.5 million. During the quarter, capital expenditures totaled $9.2 million.

Figure 9. Consolidated Financial Ratios (In thousands of U.S. dollars, except ratios)

	March 31, 2016	December 31, 2015
Cash & cash equivalents	266,135	112,519
Total Financial Debt (i)	847,374	654,227
Net Financial Debt (ii)	581,239	541,708
Total Financial Debt / LTM Adjusted EBITDA ratio	3.6	2.8
Net Financial Debt / LTM Adjusted EBITDA ratio	2.5	2.4

(i)Total financial debt includes short-term debt, long-term debt and derivative instruments (including the asset portion of derivatives amounting to $5.3 million and $6.7 million as a reduction of financial debt as of March 31, 2016 and December 31, 2015, respectively).

(ii) Total financial debt less cash and cash equivalents.

The significant increase in cash and cash equivalents, and the amount of cash provided by financing activities, reflect proceeds totaling 613.9 million Brazilian Reais, or $167.3 million, received under the secured loan agreement signed on March 29, 2016.

Quarter Highlights & Recent Developments

Change in the reporting of non-GAAP financial measures

To better discern underlying business trends, the Company reports certain non-GAAP financial measures. Commencing with this release of first quarter 2016 results, the Company will provide GAAP and constant currency measures while eliminating the reporting of “special items” and “organic growth”. The frequency and contribution of special items to the Company’s results has declined and the Company believes that excluding the impact of currency fluctuations on the translation of its results continues to be an objective representation of the business’s underlying performance.

Revolving Credit Facility with Bank of America

On July 30, 2015, the Company renewed its committed revolving credit facility with Bank of America, N.A. for up to $50 million maturing on August 3, 2016. In connection with the recently announced BRL secured loan agreement, in March 2016 the revolving credit facility agreement was amended to change the aggregate commitment amount from $50 million to $25 million.

Covenants under the Master Franchise Agreement (MFA)

The MFA requires the Company, among other obligations, to maintain a minimum fixed charge coverage ratio of at least 1.50x, as well as a maximum leverage ratio of 4.25x. On March 17, 2016, McDonald’s Corporation granted the Company a limited waiver through and including March 31, 2016, during which time, the Company is not required to comply with the financial ratios set forth in the MFA.

As of March 31, 2016, the Company’s fixed charge coverage ratio was 1.67x and its leverage ratio was 4.80x.

Secured Loan Agreement

On March 29, 2016, the Company entered into a secured loan agreement with Citibank N.A., Bank of America N.A., Itau BBA International plc, JPMorgan Chase Bank, N.A. and Banco Santander (Brasil) S.A., Cayman Islands Branch, as initial lenders, under which its Brazilian subsidiary received total proceeds of $167.3 million (R$613.9 million as of the signing date).

The BRL loan has a four-year term and a fully-amortizing payment schedule, with no prepayment penalty. It will bear interest at the Interbank Market reference interest rate (known in Brazil as CDI), plus 4.50%. Interest payments will be made quarterly, beginning June 2016, and principal payments will be made semiannually, beginning September 2017. The loan matures on March 30, 2020 and periodic payments of principal are required: 10% of principal in September 2017; 15% in March and September 2018; and 20% in March 2019, September 2019 and March 2020. Please refer to the Company’s Form 6-K filed with the SEC today for more information.

Tender Offer 2016 Notes

On April 8, 2016, the Company announced the commencement of a tender offer to purchase for cash any and all of the properly tendered (and not validly withdrawn) outstanding 2016 Notes. As a result of the early settlement of the 2016 tender offer, the Company repurchased R$421.8 million or 67.3% of the outstanding 2016 Notes, on April 26, 2016. The offer is scheduled to expire on May 5, 2016. Please refer to the Company’s press releases of April 8 and April 26, 2016 for more information.

Annual General Shareholders Meeting

The Company held its Annual Shareholders’ Meeting on April 25, 2016. All proposals were approved.

Investor Relations Contact	Media Contact
Daniel Schleiniger	MBS Value Partners
Sr. Director of Corporate Communications & Investor Relations	Katja Buhrer
Arcos Dorados	katja.buhrer@mbsvalue.com
daniel.schleiniger@ar.mcd.com	+1 917 969 3438
+54 11 4711 2675
www.arcosdorados.com/ir

Definitions:

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues, and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis.

To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises over 2,100 McDonald’s-branded restaurants with over 90,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for 2015. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Use of Non-GAAP Financial Measures

In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating expenses, net and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment, write-offs of property and equipment, impairment of long-lived assets, stock-based compensation in connection with the Company’s initial public listing, and the ADBV Long-Term Incentive Plan incremental compensation from modification.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. For more information, please see Adjusted EBITDA reconciliation in Note 9 of our quarterly financial statements (6-K Form) filed today with the S.E.C.

First Quarter 2016 Consolidated Results

(In thousands of U.S. dollars, except per share data)

Figure 10. First Quarter 2016 Consolidated Results

(In thousands of U.S. dollars, except per share data)

	For Three-Months ended
	March 31,
	2016	2015
REVENUES
Sales by Company-operated restaurants	631,013	743,471
Revenues from franchised restaurants	27,501	31,587
Total Revenues	658,514	775,058
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(228,018)	(259,461)
Payroll and employee benefits	(139,152)	(171,355)
Occupancy and other operating expenses	(175,709)	(205,939)
Royalty fees	(32,096)	(38,002)
Franchised restaurants - occupancy expenses	(12,596)	(15,226)
General and administrative expenses	(48,787)	(65,471)
Other operating expenses, net	19	(14,219)
Total operating costs and expenses	(636,339)	(769,673)
Operating income	22,175	5,385
Net interest expense	(14,259)	(16,324)
Gain (Loss) from derivative instruments	7	(73)
Foreign currency exchange results	16,719	(23,698)
Other non-operating expense, net	(174)	(46)
Income (loss) before income taxes	24,468	(34,756)
Income tax (expense) benefit	(8,342)	6,587
Net income (loss)	16,126	(28,169)
Less: Net income attributable to non-controlling interests	(62)	(64)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	16,064	(28,233)
Earnings (loss) per share information ($ per share):
Basic net income per common share	$0.08	$(0.13)
Weighted-average number of common shares outstanding-Basic	210,538,896	210,216,043
Adjusted EBITDA Reconciliation
Operating income	22,175	5,385
Depreciation and amortization	25,187	27,696
Operating charges excluded from EBITDA computation	845	8,772
Adjusted EBITDA	48,207	41,853
Adjusted EBITDA Margin as % of total revenues	7.3%	5.4%

First Quarter 2016 Results by Division

(In thousands of U.S. dollars)

Figure 11. First Quarter 2016 Consolidated Results by Division

(In thousands of U.S. dollars)

	1Q
	Three-Months ended		% Incr.	Constant
	March 31,		/	Currency
	2016	2015	(Decr)	Incr/(Decr)%
Revenues
Brazil	288,592	365,930	-21.1%	8.2%
Caribbean	97,589	100,582	-3.0%	33.7%
NOLAD	85,289	86,543	-1.4%	7.3%
SLAD	187,044	222,003	-15.7%	24.4%
TOTAL	658,514	775,058	-15.0%	16.0%

Operating Income (loss)
Brazil	25,455	21,328	19.4%	67.4%
Caribbean	(7,802)	(17,514)	-55.5%	-101.7%
NOLAD	1,971	(1,193)	-265.2%	-197.6%
SLAD	12,838	18,463	-30.5%	8.9%
Corporate and Other	(10,287)	(15,699)	-34.5%	-1.7%
TOTAL	22,175	5,385	311.8%	676.6%

Adjusted EBITDA
Brazil	35,292	35,240	0.1%	39.6%
Caribbean	2,461	(2,733)	-190.0%	-332.8%
NOLAD	7,642	5,306	44.0%	41.5%
SLAD	16,489	23,369	-29.4%	6.2%
Corporate and Other	(13,677)	(19,329)	-29.2%	-6.0%
TOTAL	48,207	41,853	15.2%	66.6%

Figure 12. Average Exchange Rate per Quarter*

	Brazil	Mexico	Argentina	Venezuela
1Q16	3.90	18.04	14.44	210.73
1Q15	2.87	14.96	8.69	96.61

Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

Figure 13. Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

	March 31, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	266,135	112,519
Accounts and notes receivable, net	60,721	63,348
Other current assets (1)	210,557	203,129
Total current assets	537,413	378,996
Non-current assets
Property and equipment, net	846,542	833,357
Net intangible assets and goodwill	47,976	49,486
Deferred income taxes	80,029	63,321
Other non-current assets (2)	83,906	78,042
Total non-current assets	1,058,453	1,024,206
Total assets	1,595,866	1,403,202
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	169,721	187,685
Taxes payable (3)	100,899	97,587
Accrued payroll and other liabilities	107,141	93,112
Other current liabilities (4)	16,202	30,824
Provision for contingencies	530	512
Financial debt (5)	195,246	165,866
Deferred income taxes	1,818	1,728
Total current liabilities	591,557	577,314
Non-current liabilities
Accrued payroll and other liabilities	19,786	19,381
Provision for contingencies	22,211	20,066
Financial debt (6)	657,411	491,327
Deferred income taxes	8,284	8,224
Total non-current liabilities	707,692	538,998
Total liabilities	1,299,249	1,116,312
Equity
Class A shares of common stock	371,857	371,857
Class B shares of common stock	132,915	132,915
Additional paid-in capital	13,481	12,606
Retained earnings	209,222	193,158
Accumulated other comprehensive losses	(431,525)	(424,263)
Total Arcos Dorados Holdings Inc shareholders’ equity	295,950	286,273
Non-controlling interest in subsidiaries	667	617
Total equity	296,617	286,890
Total liabilities and equity	1,595,866	1,406,977

(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", and "Deferred income taxes".

(2) Includes "Miscellaneous", "Collateral deposits", "Derivative instruments" and "McDonald´s Corporation indemnification for contingencies".

(3) Includes "Income taxes payable" and "Other taxes payable".

(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".

(5) Includes "Short-term debt", "Current portion of long-term debt" and "Derivative instruments".

(6) Includes "Long-term debt, excluding current portion".